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                                                                 [AVERSTAR LOGO]
                                                           [AVERSTAR LETTERHEAD]


November 18, 1999



Suzanne Hayes
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  AverStar, Inc. (Registration No. 333-78517)
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Dear Ms. Hayes:

AverStar, Inc., a Delaware corporation (the "Company"), hereby requests the withdrawal of the Company's registration statement filed on Form S-1, as amended to date (the "Registration Statement") relating to 4,000,000 shares of common stock (the "Common Stock") which was filed on July 30, 1999 under the Securities Act of 1933, as amended (the "Securities Act"). None of the shares of Common Stock were ever issued pursuant to the Registration Statement. The reason for this request is that the Company has determined to postpone its proposed public offering at this time due to adverse market conditions.

If the Staff has any questions concerning this request or requires any additional information, please contact me at (781) 221-6990.

Sincerely,

/s/ Michael B. Alexander

Michael B. Alexander